**PUBLIC**

25002588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing

MAR 03 2025

Washington, DC

| SEC FILE NUMBER |
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| 8-49349 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III*

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kipling Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Shoreline Highway, Suite 200B
(No. and Street)

| Mill Valley | California | 94941 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| F. Randall Bigony | (415) 339-4080 | randy@kiplingcapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi Advisors & Accountants
(Name – if individual, state last, first, and middle name)

| 360 Madison Avenue, 7th Floor | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 22, 2003 | 606 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, F. Randall Bigony, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kipling Capital, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Lori Lynn Pennington
My Commission HH 489187
Expires 03/11/2028

Signature: [signature]

Title:
President & Chairman

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Kipling Capital, Inc.**

## Table of Contents

GRASSI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders of
Kipling Capital, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as Kipling Capital, Inc.'s auditors since 2024.

New York, New York
February 27, 2025



360 MADISON AVENUE, 7TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSIADVISORS.COM

# Kipling Capital, Inc.

## Statement of Financial Condition

## December 31, 2024

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 769,038 |
| Accounts receivable | | 7,628,851 |
| Other assets | | 99,915 |
| Property and equipment, net of $351,063 of accumulated depreciation | | 11,546 |
| Operating lease right-of-use asset | | 314,274 |
| **Total Assets** | $ | 8,823,624 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 57,170 |
| Due to stockholders | | 713,119 |
| Deferred tax liability, net | | 32,900 |
| Operating lease liability | | 345,085 |
| **Total Liabilities** | | 1,148,274 |
| **Stockholders' Equity** | | |
| Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding) | | 4,100 |
| Retained earnings | | 7,671,250 |
| **Total Stockholders' Equity** | | 7,675,350 |
| **Total Liabilities and Stockholders' Equity** | $ | 8,823,624 |

The accompanying notes are an integral part of this financial statement.

# Kipling Capital, Inc.

## Notes to the Financial Statement

## December 31, 2024

### 1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs ("DPPs") to high net worth individuals, families and trusts ("Kipling Clients"). The DPPs are offered and managed by investment managers ("Investment Managers") that are selected by the Company and enter into selling agreements with the Company. Compensation is received from the Investment Managers pursuant to the selling agreements and solely for the offering and sale of securities. Compensation consists of placement fees earned when commitments are accepted and capital contributions are made during or at the end of an investment period (the "Commission revenue"), plus a trailing commission earned over time (the "Investor servicing fee"), plus a performance fee (the "Carried interest income") received as a percentage of the profits earned by the Investment Managers. The Company is registered with the U.S. Securities and Exchange Commission as a securities broker-dealer. The Company is subject to various governmental rules and regulations, including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

**Use of Estimates**
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be valued at fair value on a recurring basis.

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash and cash equivalents. As of December 31, 2024, there were no cash equivalents held by the Company.

**2. Summary of Significant Accounting Policies *(continued)***

**Accounts Receivable and Allowance for Credit Losses**
Accounts receivable represents amounts that have been earned in accordance with the terms of the Company's agreements with respective Investment Managers that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC Topic 326, *Financial Instruments - Credit Losses*. ASC Topic 326 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2024. See additional information at Note 5.

**Property and Equipment**
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

**Leases**
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short-term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2024, the Company had one long-term operating lease and no finance leases.

**Income Taxes**
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the stockholders' federal and state individual income tax returns. However, the Company is liable for California Franchise Tax on S corporations at a 1.5% rate.

The Company is no longer subject to state income tax examination by authorities for years before 2020.

## 2. Summary of Significant Accounting Policies *(continued)*

### Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of the private placement of securities and sale of tax shelters or limited partnership interests in primary distributions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

## 3. Related Party Transactions

Individual stockholders of the Company and Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invest in various projects promoted by the Company on the same terms and conditions as other clients with the Investment Managers. Some of the members of Kipling Investors are also stockholders of the Company.

The Company earns Carried interest income from the offering of securities which, pursuant to the terms of the Employment Agreements of the stockholders, are payable to the stockholders in the form of a bonus based on each stockholder's percentage ownership of the Company at the time of the offering. As of December 31, 2024, the stockholders were owed $599,919 of carried interest.

As of December 31, 2024, due to stockholders consists of carried interest payable of $599,919 and pass-through entity taxes payable on behalf of the stockholders of $113,200.

## 4. Revenue from Contracts with Customers

### Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of the Investment Manager payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2024 and December 31, 2024.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from an Investment Manager. The Company had receivables related to revenue from contracts with Investment Managers of $9,084,678 and $7,628,851 at January 1, 2024 and December 31, 2024, respectively.

## 4. Revenue from Contracts with Customers *(continued)*

### Contract Costs

Costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs at December 31, 2024.

## 5. Accounts Receivable

At December 31, 2024, accounts receivable consists of the following:

| | |
|---|---|
| Commission receivable | $ 4,453,302 |
| Fixed investor servicing fees receivable | 1,345,200 |
| Variable investor servicing fees receivable | 1,240,991 |
| Carried interest receivable | 589,358 |
| Total accounts receivable | $ 7,628,851 |

Commission receivable is expected to be collected either as Investment Managers make capital calls to Kipling Clients or at the end of the commitment period. The collections are based on the size of the capital calls. Collection of the entire receivable balance could take multiple years. Accounts receivable balances relating to commission revenue at January 1, 2024 were either fully or partially collected during 2024, and there is no indication that the full amount remaining at December 31, 2024 will not be collected. Fixed investor servicing fees are typically collected over 20 calendar quarters following the final close date of the fund or when the Investment Manager stops accepting subscriptions, whichever is earlier. Variable investor fees are collected over the life of the investment, typically within thirty days from invoicing. Carried interest receivable is collected soon after the fees are realized.

## 6. Income Taxes

The Company accounts for income taxes in accordance with accounting principles generally accepted ASC Topic 740, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statement and tax returns in different periods. Deferred tax assets and liabilities of the Company are primarily the result of using the cash method of accounting for tax purposes and the accrual method of accounting for financial statement purposes. The Company's net deferred tax liabilities as of December 31, 2024 are as follows:

| | State | Total |
|---|---|---|
| Deferred tax asset | $ 6,300 | $ 6,300 |
| Deferred tax liability | ( 39,200) | ( 39,200) |
| Net deferred tax liability | $ ( 32,900) | $ ( 32,900) |

## 7. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating leases. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's leases do not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease terms. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company has an operating lease for office space in Mill Valley, California. As of December 31, 2024, the remaining lease term for the Mill Valley office space was 28 months. For the year ended December 31, 2024, information pertaining to the lease is as follows:

| **Supplemental Statement of Financial Condition Information** | |
|---|---|
| Operating lease: | |
| ROU asset | $ 314,274 |
| Operating lease liability | $ 345,085 |
| Remaining lease term | 28 months |
| Discount rate | 5.00% |

| **Maturities of Operating Lease Liability** | |
|---|---|
| For the Years Ended December 31: | |
| 2025 | $ 153,256 |
| 2026 | 157,853 |
| 2027 | 53,933 |
| Total lease payments | 365,042 |
| Less discount | ( 19,957) |
| Total operating lease liability | $ 345,085 |

## 8. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). As of April 23, 1998, FINRA approved the Company maintain a capital requirement of $5,000. As of December 31, 2024, the Company's net capital requirement was $53,407 pursuant to SEC Rule 15c3-1(a)(1)(i) (the Aggregate Indebtedness Standard). The Company's net capital requirement is computed as 6-2/3% of the Company's aggregate indebtedness. As of December 31, 2024, the Company had excess net capital of $506,689.

### 9. Risk Concentration

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2024, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2024, 73% of accounts receivable was due from three Investment Managers.

### 10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2025, the date which the financial statement were issued, and determined no events have occurred which require disclosure.